SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

(Amendment No. 1)

Contango Oil & Gas Company

(Name of Issuer)

Common Stock, par value $.04

(Title of Class of Securities)

21075N204

(CUSIP Number)

Kenneth R. Peak

Contango Oil & Gas Company

3700 Buffalo Speedway, Suite 960

Houston, Texas 77098

(713) 960-1901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2003

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON John B. Juneau

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,079,542 8. SHARED VOTING POWER 9. SOLE DISPOSITIVE POWER 1,079,542 10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,079,542 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%

14.	TYPE OF REPORTING PERSON IN

CUSIP No. 21075N204                                                                   13D                                                                                      Page 2 of 5

Items 1 through 7 of the Statement on 13D dated September 28, 1999 filed by John B. Juneau are hereby amended in their entirety to read as follows. Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the shares of common stock, par value $.04 (the “Common Stock”), of Contango Oil & Gas Company (“Contango” or the “Issuer”). The principal executive offices of Contango are located at 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098.

Item 2. Identity and Background

The name and principal business address of the person filing this statement are:

John B. Juneau

Juneau Exploration, L.P.

26902 Nichols Sawmill Road

Magnolia, Texas 77355

Mr. Juneau is the sole manager of the general partner of Juneau Exploration and has sole dispositive and voting power over shares of Common Stock held by Juneau Exploration.

During the last five years, Mr. Juneau has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Mr. Juneau is a citizen of the Unites States of America.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Juneau financed purchases of Common Stock from his personal assets. Juneau Exploration financed purchases of Common Stock from its working capital.

Item 4. Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes. Subject to applicable securities laws and regulations, Mr. Juneau may dispose or acquire securities of Contango, including Common Stock, depending upon the position of the market, the Issuer, and other factors. Mr. Juneau does not currently have any plans or proposals which relate to or would result in any other changes in the board of directors or management of Contango, or which relate to or would result in any of the results specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Mr. Juneau directly owns 394,542 shares of Common Stock and may be deemed to be the beneficial owner of 200,000 additional shares held by Juneau Exploration and 485,000 additional shares which Juneau Exploration has the right to purchase upon exercise of options granted. As the beneficial owner of 1,079,542 shares of Common Stock, Mr. Juneau beneficially owns approximately 11.1% of the outstanding shares of Contango Common Stock. Subject to applicable marital property laws, Mr. Juneau has sole voting and dispositive power with respect to all of the shares of Common Stock reported herein.

On January 31, 2003, Mr. Juneau acquired 4,541 shares of Common Stock through a cashless exercise of stock options; Mr. Juneau exercised stock options to purchase 14,334 shares of Common Stock with an average exercise price of $2.25 per share by tendering 9,793 shares of Common Stock to Contango. On February 14, 2003, Mr. Juneau exercised warrants to purchase 200,000 shares of Common Stock with a strike price of $2.00 per share for an aggregate purchase price of $400,000.

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Mr. Juneau.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Juneau Exploration is party to an agreement with Contango that entitles Juneau Exploration to receive shares of Common Stock and options to purchase shares of Common Stock as payment for the development of successful exploration wells.

Item 7. Material to Be Filed as Exhibits

Exhibit	1: Agreement, dated effective as of September 1, 1999, between Contango Oil & Gas Company and Juneau Exploration Company, LLC.

Exhibit	2: Amendment, dated August 14, 2000 to agreement between Contango Oil & Gas Company and Juneau Exploration Company, LLC dated effective as of September 1, 1999.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 21, 2003                             /s/ JOHN B. JUNEAU

                                                                                  John B. Juneau